UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-56461

(Check One):        |_| Form 10-K       |_| Form 11-K           |_| Form 20-F
                    |X| Form 10-Q       |_| Form N-SAR

                    For Period Ended:  December 1, 2001
                    |_|      Transition Report on Form 10-K
                    |_|      Transition Report on Form 20-F
                    |_|      Transition Report on Form 11-K
                    |_|      Transition Report on Form 10-Q
                    |_|      Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                      --------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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PART I - REGISTRANT INFORMATION

Pierre Foods, Inc.
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Full Name of Registrant

9990 Princeton Road
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Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio  45246
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)    The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |
     | (b)    The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion
|X|  |        thereof, will be filed on or before the fifteenth calendar day
     |        following the prescribed due date; or the subject quarterly report
     |        or transition report on Form 10-Q, or portion thereof will be
     |        filed on or before the fifth calendar day following the prescribed
     |        due date; and
     |
     | (c)    The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As this Form 10-Q came due, the registrant was engaged in discussions with its principal bank regarding a variety of issues. The registrant is attempting to resolve these issues this week, before filing the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Ms. Pamela M. Witters, Chief Financial Officer, (513) 874-8741

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                |X|      Yes              |_|      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |X|      Yes              |_|      No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Revenues for the thirteen weeks ended December 1, 2001 ("third quarter 2002") were $68,021,456, as compared to revenues of $58,682,269 for the thirteen weeks ended December 2, 2000 ("third quarter 2001"). Operating income for third quarter 2002 was $5,031,120, as compared to operating income of $2,961,022 for third quarter 2001. Net income for third quarter 2002 was $887,587, as compared to a net loss of $397,851 for third quarter 2001.

       Revenues for the thirty-nine weeks ended December 1, 2001 (the "fiscal 2002 period") were $176,686,597, as compared to revenues of $150,166,826 for the thirty-nine weeks ended December 2, 2000 (the "fiscal 2001 period"). Operating income for the fiscal 2002 period was $9,481,732, as compared to operating income of $5,619,020 for the fiscal 2001 period. Net loss for the fiscal 2002 period was $124,219, as compared to a net loss of $3,321,326 for the fiscal 2001 period.

Pierre Foods, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 16, 2002                    By:  /s/ Pamela M. Witters
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                                               Pamela M. Witters
                                               Chief Financial Officer



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